Mail Stop 3561
								March 3, 2006
Mr. Shailen Singh
Chief Executive Officer
Coffee Pacifica, Inc.
8726 Barnard Street
Vancouver, BC  V6P 6A6
Canada


      Re:	Coffee Pacifica, Inc.
		Form 10-KSB for the Fiscal Year Ended December 31, 2004
      Filed March 24, 2005
		Item 4.01 Form 8-K
      Filed March 1, 2006
		File No. 333-101702


Dear Mr. Singh:

      We have reviewed your response letter dated January 31, 2006 and have the following comments. Where indicated, we think you should revise your filings in response to these comments. Also where indicated, we think you should revise your disclosures in future
filings in response to these comments.    If you disagree, we will
consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.	In future responses to our comment letters, please furnish
cover
letters that key your responses to our comments and provide any requested information.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Exhibits

Consents of Experts

2. In future filings please include a consent from your independent accountants when your financial statements are incorporated by reference into previously filed registration statements. Refer to
Item 601(b)(23) of Regulation S-B.

Item 4.01 Form 8-K filed March 1, 2006

3.	The Form 8-K states that Ernst & Young resigned as your
independent accountants; however, you also state that a copy of a letter from Moore Stevens Ellis Foster will be filed as an Exhibit.
We assume the references to Ernst & Young are in error. Please revise to delete the references to Ernst & Young or advise. If Ernst
& Young is your auditor, please tell us when you filed a Form 8-K reporting this fact.

4.	The third paragraph uses the plural form of the word
"reports;"
however, you only mention one report. Since Item 304(a)(1)(ii) requires you to disclose the nature of the audit reports for either of the past two fiscal years, please revise to do so. If your former auditor only issued one report, you may revise to disclose this fact and disclose the nature of that report as you have done in the existing disclosure.

5.	The fourth paragraph states that there were no disagreements with your former accountant for the most recent fiscal year and subsequent interim period through September 30, 2005. This does not meet the requirements of Item 304(a)(1) of Regulation S-B. Please revise to state that there were no disagreements through the date of resignation, if true. Also, Item 304(a)(1) of Regulation S-B requires your disclosure to cover any disagreements for the two most recent fiscal years, please revise. Alternatively, you may disclose the date the former auditor was engaged and state that there were no disagreements since that date through the date of resignation, if true.

6.	Please revise the first paragraph to spell Williams &
Webster`s
name consistent with how you report it in the last paragraph.

7.	Please file an amendment to include the Exhibit 16 letter
within
two days of receipt from your former auditor.

* * * * *

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detail cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and other matters in connection with our review of your Form 10-KSB. You may contact Robert Burnett at (202) 551-3330 if you have any questions regarding comments on the Item 4.01 Form 8-K. Please contact me at
(202) 551-3716 with any other questions.


Sincerely,


William Choi
Branch Chief

Mr. Shailen Singh
Coffee Pacifica, Inc.
March 3, 2006
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